UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   Form 12B-25

                           NOTIFICATION OF LATE FILING

          1-10084                                            761 165 109
       SEC FILE NUMBER                                      CUSIP NUMBER


( ) FORM 10-K  ( ) FORM 20-F  ( ) FORM 11-K  (x) FORM 10-Q  ( ) FORM N-SAR


                   FOR THE PERIOD ENDED:    March 31, 1996

If the notification relates to a portion of the filing checked above, identify
the items to which the notification relates:   N/A
                                            --------------------


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Resort Income Investors, Inc.

Former Name if Applicable:  Not Applicable

Address of Principal Executive Offices:  150 South Wacker Drive,
                                         Suite 2900, Chicago, IL 60606


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form 10-Q or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of Resort Income Investors, Inc. (the "Registrant") will not be completed by May 15, 1996, the last day for a timely filing of such Quarterly Report for the period ended March 31, 1996.

Additional time is required in order to enable the Registrant to file a complete and accurate report without unreasonable effort or expense. The Form 10-Q will be filed on or before May 20, 1996 in accordance with Rule 12b-25(b).



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Roger L. Baker     (312) 683-5520

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

         (   ) YES              ( X ) NO - ANNUAL REPORT ON FORM 10-K

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         ( X ) YES              (   ) NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


PART IV ITEM (3) - NARRATIVE

         On June 29, 1995 the Company announced plans to liquidate due to the default status of all loans in the Company's portfolio of loans. Non-receipt of interest payments from the majority of the Company's loans in conjunction with reporting on a "Liquidation Basis of Accounting" versus a "Going Concern Basis of Accounting" will result in a significant change in reported results for the first quarter of 1996 compared to the first quarter of 1995.


                          RESORT INCOME INVESTORS, INC.
             (Exact name of Registrant as specified in its charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  May 15, 1996              By:/s/ John R. Young
                                 -----------------------------------------
                                 John R. Young, Chairman of the Board of
                                 Directors, Chief Executive Officer,
                                 President and Chief Financial Officer